February 22, 2008


Mail-Stop 4561


Mr. Jack L. Kopnisky
Chief Executive Officer, President
and Chief Operating Officer
The First Marblehead Corporation
The Prudential Tower
800 Boylston Street, 34th Floor
Boston, Massachusetts 01089


Re:	The First Marblehead Corporation
	Form 10-K (y/e June 30, 2007), Proxy Statement 2007
	Filed August 28, 2007 (Form 10-K)
	File No. 001-31825


Dear Mr. Kopnisky:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Management`s Discussion and Analysis, page 42
1. Please revise the disclosures here and in the "Quantitative and Qualitative Disclosures about Market Risk" to provide more specific discussion relating to trends and uncertainties relating to default rates, prepayment rates, discount rates, and, auction rate securities and their impact on parity ratios, income, cash flows, and your receivable assets.
2. It appears that the static pool information is material to an investor`s understanding of the risks associated with your investments and in understanding your current and future cash flows.
Please provide information on the status of your investment pools in your upcoming filings rather than furnishing the information under Regulation FD.

Forms 10-Q
3. Revise future filing to address the issues and provide the disclosures outlined in comments 1 through 2 above.


      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions may be directed to Michael Clampitt at (202) 551-3434 or to me at
(202) 551-3419.



							Sincerely,


							Chris Windsor
							Special Counsel
							Financial Services Group








Mr. Jack L. Kopnisky
The First Marblehead Corporation
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